OMB APPROVAL

OMB Number:	3235-0145

Expires:	December 31, 2005

Estimated average burden
hours per response . . . 15

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.4)*

THE PANTRY, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

698657 10 3

(CUSIP Number)

FS Equity Partners III, L.P.

FS Equity Partners International, L.P.

FS Equity Partners IV, L.P.

11100 Santa Monica Blvd.

Suite 1900

Los Angeles, California 90025

Attn: Charles P. Rullman

(310) 444-1822

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d 7 for other parties to whom copies are to be sent.

*The	remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

CUSIP No. 698657 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS Equity Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 5,046,906 9. Sole Dispositive Power 0 10. Shared Dispositive Power 5,046,906

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,046,906

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 25.6%

14.	Type of Reporting Person (See Instructions) PN

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 13D

CUSIP No. 698657 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 5,046,906 9. Sole Dispositive Power 0 10. Shared Dispositive Power 5,046,906

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,046,906

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 25.6%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 698657 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 5,046,906 9. Sole Dispositive Power 0 10. Shared Dispositive Power 5,046,906

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,046,906

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 25.6%

14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 698657 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS Equity Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 2,484,343 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,484,343

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,484,343

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 12.6%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 698657 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS Capital Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 2,484,343 9. Sole Dispositive Power 0 10. Shared Dispositive Power 2,484,343

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,484,343

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 12.6%

14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 698657 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS Equity Partners International, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 203,120 9. Sole Dispositive Power 0 10. Shared Dispositive Power 203,120

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 203,120

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 1.0%

14.	Type of Reporting Person (See Instructions) PN

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 13D

CUSIP No. 698657 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS&Co. International, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 203,120 9. Sole Dispositive Power 0 10. Shared Dispositive Power 203,120

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 203,120

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 1.0%

14.	Type of Reporting Person (See Instructions) PN

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 13D

CUSIP No. 698657 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FS International Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 203,120 9. Sole Dispositive Power 0 10. Shared Dispositive Power 203,120

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 203,120

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 1.0%

14.	Type of Reporting Person (See Instructions) OO

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Item 1. Security and Issuer

This Amendment No. 4 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) with respect to The Pantry, Inc., a Delaware corporation (the “Issuer”), on December 20, 1999 (the “Initial Filing”), Amendment No. 1 with respect thereto, as filed with the Commission on April 7, 2000, Amendment No. 2 with respect thereto, as filed with the Commission on December 4, 2002 and Amendment No. 3 with respect thereto, as filed with the Commission on December 10, 2003 (the Initial Filing, as so amended, the “Schedule 13D”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Only those items that are amended or supplemented are reported herein. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 2. Identity and Background

No material change has occurred in the facts set forth in the response to this item of the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

N/A

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraphs:

On January 22, 2004, a Purchase Agreement (“Underwriting Agreement”) was entered into among the Issuer, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, each of the other underwriters named on Schedule A thereto (together, the “Underwriters”) and FSEP III, FSEP IV, FS International and the other selling stockholders listed on Schedule B thereto (the “Selling Stockholders”), pursuant to which the Underwriters agreed to purchase from the Selling Stockholders 5,000,000 shares of Issuer Common Stock (the “Offered Securities”) in an underwritten public offering pursuant to the Registration Statement (the “Initial Sale”). Included in the Offered Securities are 3,241,784 shares of Issuer Common Stock to be sold by FSEP III, 1,595,770 shares of Issuer Common Stock to be sold by FSEP IV and 130,470 shares of Issuer Common Stock to be sold by FSEP International to the Underwriters at a per share price of $19.00. The Underwriters resold the Offered Securities to the public at a per share price of $20.00. The transaction is anticipated to close on January 28, 2004.

Pursuant to the terms of the Underwriting Agreement the Selling Stockholders also granted the Underwriters a 30-day option to purchase, in whole or in part, an additional 750,000 shares of Issuer Common Stock (the “Over-Allotment Option”) for the purpose of covering any over-allotments, which the Underwriters exercised as to all 750,000 shares of Issuer Common Stock (the “Over-Allotment Securities”) on January 23, 2004 (collectively with the Initial Sale, the “Securities Sale”). Included in the Over-Allotment Securities are 470,474

shares of Issuer Common Stock to be sold by FSEP III, 231,591 shares of Issuer Common Stock to be sold by FSEP IV and 18,935 shares of Issuer Common Stock to be sold by FSEP International to the Underwriters at a per share price of $19.00.

Immediately following the consummation of the Securities Sale (giving effect to the exercise of the entire Over-Allotment Option by the Underwriters), the Filing Persons may, in the aggregate, be deemed to beneficially own 7,734,369 shares of Issuer Common Stock which includes 5,046,906 shares of Issuer Common Stock held by FSEP III, 2,484,343 shares of Issuer Common Stock held by FSEP IV and 203,120 shares of Issuer Common Stock held by FSEP International, which in the aggregate represent approximately 39.2% of the outstanding Issuer Common Stock as of January 22, 2004.

In addition, in connection with the transactions contemplated by the Underwriting Agreement FSEP III, FSEP IV and FS International have entered into customary lock-up agreements pursuant to which FSEP III, FSEP IV and FS International have agreed that for a period of 90 days from January 22, 2004 they will not directly or indirectly, offer, pledge, sell or otherwise transfer or dispose of any Issuer Common Stock or securities convertible or exchangeable or exercisable for Issuer Common Stock.

The Securities Sale is more particularly described in, and the foregoing description is subject to, the actual terms and conditions set forth in the Underwriting Agreement which is filed in its entirety as an exhibit to this Amendment.

Item 5. Interest in the Securities of Issuer

Items 5(a)-(b) are hereby amended in their entirety as follows:

(a)-(b) The percentages of outstanding Issuer Common Stock reported in this Item 5(a) are based on the assumption that there are 19,743,615 shares of Issuer Common Stock outstanding, as reported by the Issuer in the prospectus of the Issuer dated January 22, 2004 and filed with the Commission in accordance with Rule 424 of the Securities Act of 1933.

Assuming the closing of the Securities Sale on January 28, 2004, as of such date, the Filing Persons may, in the aggregate, be deemed to beneficially own 7,734,369 shares of Issuer Common Stock, which includes 5,046,906 shares of Issuer Common Stock held by FSEP III, 2,484,343 shares of Issuer Common Stock held by FSEP IV and 203,120 shares of Issuer Common Stock held by FSEP International, which in the aggregate represent approximately 39.2% of the outstanding shares of Issuer Common Stock. FSEP III, Capital Partners and Holdings disclaim beneficial ownership of the shares of Issuer Common Stock held by FSEP International and FSEP IV. FSEP International, FS&Co. International and International Holdings disclaim beneficial ownership of the shares of Issuer Common Stock held by FSEP III and FSEP IV. FSEP IV and Capital Partners LLC disclaim beneficial ownership of the shares of Issuer Common Stock held by FSEP International and FSEP III.

The responses of the Filing Persons to Items (7) through (11) of the portions of the cover pages of this Schedule 13D which relate to the shares of Common Stock beneficially owned are herein incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as previously disclosed in the Schedule 13D or in Item 4 of this Amendment, there are no contracts, arrangements, understandings or relationships between the Filing Persons with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by adding the following paragraphs:

Exhibit 6. Form of Purchase Agreement by and among the Issuer, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, each of the other underwriters named on Schedule A thereto, and FSEP III, FSEP IV, FS International and the other selling stockholders listed on Schedule B thereto, the form of which is incorporated by reference from Amendment No. 1 to the Registration Statement of the Issuer on Form S-3 (Registration No. 333-111035) filed with the Commission on January 7, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2004	FS EQUITY PARTNERS III, L.P., a Delaware limited partnership

	By:	FS Capital Partners, L.P.
	Its:	General Partner

		By:	FS Holdings, Inc.
		Its:	General Partner

			By:	/s/ Charles P. Rullman
Name: Charles P. Rullman Title: Vice President

FS CAPITAL PARTNERS, L.P., a California limited partnership

	By:	FS Holdings, Inc.
	Its:	General Partner

		By:	/s/ Charles P. Rullman
Name: Charles P. Rullman Title: Vice President

FS HOLDINGS, INC., a California corporation

		By:	/s/ Charles P. Rullman
Name: Charles P. Rullman Title: Vice President

FS EQUITY PARTNERS INTERNATIONAL, L.P., a Delaware limited partnership

	By:	FS&CO. International, L.P.
	Its:	General Partner

		By:	FS&Co. International Holdings Limited
		Its:	General Partner

			By:	/s/ Charles P. Rullman
Name: Charles P. Rullman Title: Vice President

FS&CO. INTERNATIONAL, L.P., a Cayman Islands limited partnership

By:	FS International Holdings Limited
Its:	General Partner

	By:	/s/ Charles P. Rullman
Name:Charles P. Rullman Title: Vice President

FS INTERNATIONAL HOLDINGS LIMITED, a Cayman Islands exempt corporation

	By:	/s/ Charles P. Rullman
Name:Charles P. Rullman Title: Vice President

FS EQUITY PARTNERS IV, L.P., a Delaware limited partnership

By:	FS Capital Partners, L.P.
Its:	General Partner

	By:	/s/ Charles P. Rullman
Name:Charles P. Rullman Title: Vice President

FS CAPITALPARTNERS LLC, a Delaware limited partnership

	By:	/s/ Charles P. Rullman
Name:Charles P. Rullman Title: Vice President